October 23, 2024

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Re:	NusaTrip Incorporated (the “Company”)
Amendment No. 4 to Draft Registration Statement on Form S-1
Submitted September 20, 2024 CIK No. 0002006468

Dear SEC Officers,

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated October 11, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form S-1 (the “Form S-1”). For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the Company’s responses set out immediately underneath those comments. Please note that all references to page numbers in the responses are references to the page numbers in a revised Form S-1 (the “Amendment”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 4 to Draft Registration Statement on Form S-1

Executive Officers and Directors, page 76

1.	Ensure that your biographical sketch for Heather Maynard at page 77 is complete and provides the information that Item 401(e)(1) of Regulation S-K requires. For example, disclose her position (executive chairwoman) and affiliation with Thoughtful Media, and disclose Thoughtful Media's affiliation with SOPA.

Response: In response to the Staff’s comment, the Company respectfully submits that the relevant disclosures are added on page 77 of the Amendment.

2.	Please disclose any other directorships held by each director or director nominee. For example, we note that Vincent Pucci and Michael Freed are directors of Society Pass Incorporated. See Item 401(e)(2) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has updated the relevant disclosures on page 78 of the Amendment and respectfully submits save except for the additional of Vincent Pucci and Michael Freed as directors of Society Pass Incorporated, the biographies of all directors are up-to-date and there are no other director position or director nominee position to be further disclosed.

Description of Capital Stock, page 83

We may have conflicts of interest with our Controlling Stockholders..., page 30

3.	Please reconcile your disclosure that the registrant has 210M shares authorized with the provisions of the articles of incorporation that you filed as exhibit 3.1. The articles in the fourth clause on page 11 indicate that you have 100M common shares and 10M preferred shares authorized. If the articles have been amended, also file the amendments as exhibits. See the first two sentences of Item 601(b)(3)(i) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has filed an updated Exhibit 3.1. The previous Exhibit 3.1 was inadvertently filed.

Exhibits

4.	We note the form of employment agreement you filed as exhibit 10.1. Once you execute agreements with any of your executive officers , file such agreements and describe the material terms of each such agreement in the prospectus. See Item 601(b)(10)(ii)(A) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has added a summary of the material terms on the agreements with the executive officers on page 81 of the Amendment and will file the executed agreements as exhibits once they become available.

5.	Expand your discussion of executive compensation at page 80 to describe the principal terms of the clawback policy you filed as exhibit 99.5 with the current filing.

Response: In response to the Staff’s comment, the Company has added the relevant disclosures on page 81 of the Amendment.

General

6.	We note your response to comment 1. In your response letter, you state that the the Company respectfully submits that "Society Pass Inc. (“SOPA”) has given majority voting power to Ms. Maynard due to her position as the Chairwoman of the Board and represents SOPA’s interests." However, we note that Heather Maynard does not appear to be an officer or director or appear to have any disclosed affiliation with SOPA from its public filings. Accordingly, please revise your disclosure to discuss how Ms. Maynard represents SOPA's interests, and any agreements or understanding to that effect. Disclose any related conflict of interest. Additionally, while you have not disclosed the date or consideration Ms. Maynard has paid for a controlling interest, with such matters left blank on page 6, if such consideration will not reflect the value of receiving a controlling interest, please clarify your disclosure as to why SOPA and its controlling shareholder Dennis Nguyen have opted to give a controlling interest in NusaTrip to Ms. Maynard.

Response: In response to the Staff’s comment, the Company respectfully submits that the Company’s Board of Directors have decided to cancel Ms. Maynard’s preferred stocks on October 14, 2024 and the 75,000 Super Voting Preferred Stocks will be held in treasury by the Company, and has added the relevant disclosures throughout the Amendment.

Please do not hesitate to contact Lawrence Venick at (310) 728-5129 or Ted Paraskevas at (917) 974-3190 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Lawrence Venick
Lawrence Venick
cc: Mr. Tjin Patrick Soetanto